UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Pharmaceutical HOLDRS (SM) Trust
(Name of Subject Company)

Pharmaceutical HOLDRS (SM) Trust
(Name of Person(s) Filing Statement)

Depositary Trust Receipts
(Title of Class of Securities)

71712A206
(CUSIP Number of Class of Securities)

Liam B. O’Neil
Managing Director
Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park
New York, New York 10036
(212) 449-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Abigail Arms, Esq.
Shearman & Sterling LLP
801 Pennsylvania Avenue, NW
Suite 900
Washington, DC 20004-2634
(202) 508-8000

Christa A. D’Alimonte, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2011 (together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule 14D-9”), by Pharmaceutical HOLDRS (SM) Trust (the “Trust”), relating to the exchange offer by Market Vectors ETF Trust, a Delaware statutory trust (“Purchaser”) and an affiliate of Van Eck Associates Corporation, a Delaware corporation (“Van Eck”), on behalf of one of its series, Market Vectors Pharmaceutical ETF (“PPH ETF”), to exchange all outstanding depositary trust receipts issued by the Trust for shares of PPH ETF, upon the terms and subject to the conditions set forth in the Offer to Exchange dated November 10, 2011, and in the related Letter of Transmittal.  The Offer is described in a Tender Offer Statement on Schedule TO initially filed by Purchaser and PPH ETF with the SEC on September 30, 2011, as amended.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged.  Capitalized terms used, but not defined, in this Amendment No. 3 have the meanings ascribed to them in the Schedule 14D-9.

Item 8.    Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of Item 8:

“At 11:00 a.m., New York City time, on December 20, 2011, the Offer expired, as scheduled.  According to The Bank of New York Mellon, acting through BNY Mellon Shareowner Services, the exchange agent for the Offer, a total of 5,369,069 Receipts were validly tendered and not withdrawn in the Offer.

Because all of the conditions to the Offer, including the Minimum Condition (as defined in the Offer to Exchange) and as described in Section 16 – “Certain Conditions of the Offer” of the Offer to Exchange, have been satisfied or waived, Purchaser has accepted for exchange all Receipts validly tendered and not withdrawn in the Offer and instructed the Transition Manager (as defined in the Offer to Exchange) to consummate the Rebalancing Transaction (as defined in the Offer to Exchange) and exchange the Rebalanced HOLDRS Securities (as defined in the Offer to Exchange) for shares in the PPH ETF.  Trading in the Receipts was halted 30 minutes prior to the expiration of the Offer and the Trust was terminated as of December 20, 2011.

On December 20, 2011, Van Eck issued a press release announcing the expiration of the Exchange Offers (including the Offer) and the results thereof, the full text of which is filed as Exhibit (a)(5)(G) hereto and is incorporated herein by reference.”

Item 9.    Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(G)	Press release issued by Van Eck on December 20, 2011 (incorporated by reference to Exhibit (a)(5)(M) to the Schedule TO).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHARMACEUTICAL HOLDRS (SM) TRUST

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, as Initial Depositor

By:	/s/ Liam B. O’Neil
Name:	Liam B. O’Neil
Title:	Managing Director, Head of Market Linked Solutions

Date: December 20, 2011

Exhibit Index

Exhibit No.	Document
(a)(1)(A)*	Offer to Exchange, dated November 10, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(4)(A)*	Final prospectus, filed with the SEC on November 10, 2011 (incorporated by reference as filed by Market Vectors ETF Trust with the SEC on November 10, 2011).
(a)(5)(A)*	Press release issued by Van Eck on August 12, 2011 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by the Initial Depositor with the SEC on August 15, 2011).
(a)(5)(B)*	Press release issued by Van Eck on November 10, 2011 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).
(a)(5)(C)*
Pharmaceutical HOLDRS Trust Amendment No. 1 to the Depositary Trust Agreement, dated as of August 11, 2011, between Merrill Lynch, Pierce, Fenner & Smith Incorporated, in its capacity as initial depositor, The Bank of New York Mellon, in its capacity as trustee, and the depositors and owners and beneficial owners from time to time of Receipts (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Initial Depositor with the SEC on August 15, 2011).

(a)(5)(D)*
Pharmaceutical HOLDRS Trust Prospectus Supplement, dated August 12, 2011, to Prospectus dated March 15, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Initial Depositor with the SEC on August 15, 2011).

(a)(5)(E)*
Pharmaceutical HOLDRS Trust Prospectus Supplement, dated November 10, 2011, to Prospectus dated March 15, 2011, as supplemented by the Prospectus Supplement dated August 12, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Initial Depositor with the SEC on November 10, 2011).

(a)(5)(F)*	Cover Letter, dated November 10, 2011 (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO).
(a)(5)(G)	Press release issued by Van Eck on December 20, 2011 (incorporated by reference to Exhibit (a)(5)(M) to the Schedule TO).
(e)(1)*	Asset Purchase Agreement, dated as of August 11, 2011, between Merrill Lynch, Pierce, Fenner & Smith Incorporated and Van Eck Associates Corporation.

*  Previously filed.